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                          UNITED STATES DISTRICT COURT
                               DISTRICT OF OREGON


                           Mentor Graphics Corporation
                                       and
                                  Meta Systems
                                       v.
                         Quickturn Design Systems, Inc.



                   SUPPLEMENTAL REPORT OF BLAINE F. NYE, Ph.D

        [Responding To "Interim Supplemental Report" Of John Mack Folsom]

                             Pursuant to FRCP 26(a)
                                    10/22/98


                        Confidential-Outside Counsel Only
            Pursuant to the Protective Order entered in this action.
                              Case No. C96-00342-RE


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                                TABLE OF CONTENTS

I.       EXECUTIVE SUMMARY

         A. Mr. Folsom's Report Has Four Fundamental Problems That Impeach The Credibility Of His Entire Analysis.

         B.   The Appropriate Damages Amount Is In The Range of $ 550,000.

II.      QUALIFICATIONS AND TASKS ASSIGNED

         A.   Qualifications.

         B.   Tasks Relating To The Folsom Reports.

         C.   My Own Opinion Regarding Quickturn's Damages.

         D.   Materials Relied Upon.

         E. Assumptions.

III.     PRELIMINARY OBSERVATIONS

         A.   Inherent Incredibility.

         B.   The Recent Analysis Is At Odds With the ITC Proceeding.

              1. Quickturn Apparently Has Agreed To Damages With Respect To Mentor's Sales To Motorola And National Semiconductor.

              2. The Methodology Used To Calculate The Damages For The Motorola And National Semiconductor Sales Would Seem Applicable To The Other Three Mentor Sales.

         C. The Recent Analysis Is Apparently At Odds With Positions On Remedies Taken By Quickturn Throughout The Case.

IV.      SPECIFIC CRITICISMS OF FOLSOM'S REPORT

         A.   Deficiencies In The "Past Lost Sales" Analysis.

              1. The "Past Lost Sales" Analysis Ignores The Testimony Of The Customers Who Said They Would Not Have Bought.


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              2.   There Is No Analysis Of, Or Backup To, The Hypothetical
                   Quickturn Sales With Respect To Price Or Profit.

         B.   Deficiencies In The "Lost Future Sales (Repeat Sales)" Analysis.

              1. The "Lost Future Sales (Repeat Sales)" Ignores The Testimony Of The Customers Who Said They Would Not Have Bought.

              2. There Is No Analysis Of What The "Lost" Customers Actually Did With Respect To Emulation During The So-Called "Future" Period.

              3. There Is No Analysis Of, Or Backup To, The Hypothetical Quickturn Sales With Respect To Price Or Profit.

         C.   Deficiencies In The "Price Erosion" Analysis.

              1. No Analysis Of Legitimacy Of Price Per Gate As Proxy For Product Pricing.

              2.   No Analysis Of Appropriateness Of Baseline Price.

              3.   No Support For Assumptions of Number of Gates Sold In the
                   Future.

              4.   No Analysis Of Potential Causes of Price Per Gate Decline.

              5. No Analysis Of Relationship Between Decline In Price Per Gate And Loss Of Profit.

              6.   Complete Failure To Analyze Future Price Erosion.

         D.   Deficiencies In The Reasonable Royalty Analysis.

V.       A REALISTIC ASSESSMENT OF DAMAGES TOTALS NO MORE THAN $ 550,000.

         A. Reasonable Royalty Is the Appropriate Measure For Four Of The Five Emulator Sales.

         B. Lost Profits May Be An Appropriate Measure For The Lost Sale To National Semiconductor.

         C.   There Is No Evidence To Support Any Other Form Of Damages.


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I.       EXECUTIVE SUMMARY

         After reviewing the October 5, 1998 Interim Supplemental Expert Report of James Mack Folsom, and a variety of other materials discussed below, I have come to the following conclusions.

         A. Mr. Folsom's Report Has Four Fundamental Problems That Impeach The Credibility Of His Entire Analysis.

         First, it is simply inherently incredible to claim, as Mr. Folsom does, that Quickturn has and will lose $93,000,000 in profits in the period 1996 - 2003 because Mentor sold five items of equipment having a gross value of $3.5 million during the period 1995 -1997. No credible analysis can reach those damage numbers based on Mentor's limited sales.

         Second, Mr. Folsom's "lost profits" damages with respect to projected sales of equipment and maintenance to Bull, UB Networks, Radix, Motorola, and National Semiconductor, which he states are $30,973,700 (even after discounting to present value), completely ignores sworn third party testimony from the purchasing authorities of four of the five companies that they would not have purchased Quickturn's products. One simply cannot base a rational lost profits claim on sales of equipment that the purchaser states it would not have bought.

         Third, Mr. Folsom's "price erosion" claim (which yields additional lost profits of $62,208,300 before discounting) is based on a theory that (a) Quickturn would have been able to keep its prices substantially the same as it charged in 1996 (in spite of the common observation that electronics and computer equipment prices fell dramatically over the same period), and (b) Mentor's limited presence in the market in 1995 - 1997 caused and will cause Quickturn to dramatically reduce its prices over a seven year period -- including a six year period after Mentor disappeared from the United States market.


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         Fourth, Mr. Folsom ignores some basic data points concerning the behavior of the parties during this litigation that cast his numbers into great doubt, including the facts that (a) Quickturn stipulated, and the ITC agreed, that its damages with respect to Mentor's late 1996 and 1997 imports (which include the Motorola and National Semiconductor sales) were only $425,000, and
(b) Quickturn was apparently willing to stipulate in August-September 1998 that its damages in the Portland case were $3.5 million. There is no way to reconcile a number in the tens of millions with this conduct.

         B.   The Appropriate Damages Amount Is In The Range of $ 500,000.

         I believe that the appropriate amount of potential damages in this case is in the range of $550,000 (or at most, approximately $1,000,000), consisting of approximately $350,000 in reasonable royalties and $200,000 in lost profits.

II.      QUALIFICATIONS AND TASKS ASSIGNED

         A.   Qualifications.

         I am President of Stanford Consulting Group, Inc., which provides research and consulting services in financial economics and related areas to clients, including government agencies, corporations, and law firms. I have a B.A. degree in physics from Stanford University, an M.S. degree in physics from the University of Washington, an M.B.A. degree from Stanford, and a Ph.D. in finance from Stanford. I have served as a consultant or expert witness on the subjects of lost profits, and general damages in a number of actions. My curriculum vitae is attached as Exhibit A. During the past four years I have provided expert testimony in trial or by deposition in the matters listed in Exhibit B. My publications during the past ten years are listed in my curriculum vitae, Exhibit A.


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         B.   Tasks Relating To The Folsom Reports.

         I was asked by Mentor to review Mr. Folsom's recent report and to provide general and specific comments with respect to the following issues:

         (1) "Actual" lost profits to Quickturn for equipment and service sales to Bull, UB Networks (Tandem), National Semiconductor, Motorola, and Radix relating to the equipment Meta actually sold to these companies.

         (2) Predicted lost "repeat business" equipment and service sales to Bull, UB Networks, National Semiconductor, and Motorola supposedly resulting from Mentor's actual sales to these companies;

         (3) Generalized price erosion of emulation equipment sold by Quickturn from mid-1996 to July 1, 1998 as expressed by a supposedly measured decline in "price per gate" of Quickturn emulation products;

         (4) Generalized price erosion of emulation equipment beginning in July 1, 1998 and continuing for the next five years as expressed by a predicted decline in "price per gate" of Quickturn emulation products.

         (5) The reasonable royalty rate Quickturn would have received from Mentor for infringing emulation products sold by Mentor from 1996 to July 1, 1998.

         C.   My Own Opinion Regarding Quickturn's Damages.

         I was also asked to express my own opinions with respect to the appropriate measure and amount of damage that could have been caused Quickturn by Mentor's alleged infringing activities in the United States during the period 1995 to August 1997.


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         D.   Materials Relied Upon.

         In preparing this report and my previous report, I have reviewed all the material that I reviewed in connection with my previous report and the materials referenced in this report, including the declarations of Dan Schumacher, Chuong H. Nguyen, Tim Parker, and Russell W. Guenthner.

         E.   Assumptions.

         I assumed that the five emulation products sold by Mentor during the period of June 1995 to July 1997 were, in fact, sales and infringed patents held by Quickturn, (although I understand that the magistrate in the federal court action in Portland, Oregon has recommended that the Court deny Quickturn's motions for summary judgment of infringement).

III.     PRELIMINARY OBSERVATIONS

         A.   Inherent Incredibility.

         Quickturn has been a monopolist in the hardware emulation market since before 1990, selling over $80,000,000 of such equipment per year in the mid-1990s and over $100,000,000 per year in the past few years. Approximately 70-80% of these sales were in the United States. We also know that Mentor sold or leased only five emulation systems in the United States over the period 1995 to 1Q 1997 with a total value of approximately $3.5 million. Mentor's sales of more machines, and the support of the five existing machines, was enjoined in the United States in the beginning of 3Q 1997. Clearly, Quickturn's sales and marketing efforts with respect to hardware emulation equipment dwarfed Mentor's during the short period Mentor was able to sell the few machines that it did.

         In spite of these facts, Quickturn, with its complete market dominance, asserts that Mentor's five sales caused Quickturn to lose over $50,000,000 in profits -- not sales, but profits -


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- in the United States during the period 1996 - September 1, 1998. After claiming these astounding losses, Mr. Folsom predicts that even though Mentor disappeared from the United States market in August 1997, and Quickturn will maintain its monopoly position, Quickturn will lose another $43,000,000 in profits by the end of 2Q 2003 (which Mr. Folsom reduces to a present value of $28,400,000). Knowing not one other fact, any rational business person or economist must conclude that a claim that a company with the market dominance of Quickturn has lost and will lose $93,000,000 over a period of seven years because a minor competitor sold $3.5 million worth of equipment over a two year period is absurd. Knowing more facts, makes Mr. Folsom's analysis even more incredible.

         As just one example, over $30,000,000 of the claimed losses during the period 1996 to 1998 are attributable to just five customers -- UB Networks, Radix, National Semiconductor, Motorola, and Bull -- and are all based on the explicit, but completely unsupported, assumption that if these companies had not purchased a machine from Mentor (each purchased or leased one) they would have purchased from Quickturn then and in the future. Four of the five purchasing authorities from these companies, however, have submitted sworn declarations saying the companies would not have purchased from Quickturn (and the fifth will soon be deposed). Mr. Folsom dismisses these declarations as "biased third party statements" and performs no further analysis as to why Quickturn would have made the sales.


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         B.   The Recent Analysis Is At Odds With the ITC Proceeding.

              1. Quickturn Apparently Has Agreed To Damages With Respect To Mentor's Sales To Motorola And National Semiconductor.

         I have had an opportunity to review (a) deposition and trial testimony in the ITC proceeding, (b) some rulings by the ITC judge and the Commission on the issue of Mentor's need to post a bond to cover any Quickturn injury resulting from Mentor's importation of infringing equipment, along with statements by the ITC staff on the same topic, (c) a damages/bond forfeiture stipulation between Mentor and Quickturn, and (d) materials that show the Mentor emulation equipment sold to National Semiconductor and Motorola was imported under bond (a portion of which Mentor later agreed to forfeit to cover Quickturn's damages). I also reviewed what Mr. Folsom had to say concerning the ITC bond in his earlier report. I looked at these materials primarily as a form of "sanity check" on the analyses Mr. Folsom and I are performing. I have attached as Exhibits C-G the ITC materials I reviewed.

         It appeared from the materials I reviewed that after Mentor was preliminarily enjoined by the ITC in mid-1996 from importing the supposedly infringing emulators, the law allowed Mentor to continue to import the emulators but only if Mentor posted a bond in the amount to cover any damage caused to Quickturn by the machines imported. During the hearings on the temporary exclusion order, and later as well, the parties and their experts put on proof as to what the damage to Quickturn -- including lost profits, reasonable royalty, and price erosion -- would be if Mentor was allowed to import infringing emulators. Mr. Folsom, in fact, testified in those proceedings. Mentor initially was required to post a bond in the amount of 43% of the "entered value" (the value of the goods as imported as opposed to when they were sold to customers) of the emulators and associated equipment that Mentor would import. This was supposed to cover


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all of Quickturn's injury from the imported goods. See August 12, 1996
Commission Opinion on Remedy, The Public Interest, and Bonding (Exhibit C).

         Later, in July 1997, the ITC judge recommended to the ITC Commission that the bond amount be increased to 180% of the entered value of Mentor's emulators in order to make sure that the bond covered all of Quickturn's injury resulting from the importation of infringing goods. See July 31, 1997 Final Initial and Recommended Determinations at 181-183, 363-367 (Exhibit D). I found it interesting that the judge's opinion determined that entered value was 22% to 34% of actual sales price of the equipment. What this means is that a bond of 180% of entered value is actually a bond equal to 39.6% to 61.2% of the sales price of the imported Mentor equipment and that, under the ITC's rulings, this would be sufficient to cover all of Quickturn's damage, including price erosion.

         I understand that Mentor did import equipment and did post a bond as required by the ITC's orders. At the conclusion of the ITC proceedings, it appears that Quickturn moved for a forfeiture of the bond to cover its damages caused by the imports and Mentor moved for a return of the bonds on the theory that the imports had not harmed Quickturn. In July of this year, Mentor and Quickturn stipulated to a bond forfeiture amount of $425,000. See Joint Motion, Etc. (Exhibit E). I found the ITC Staff's response to the stipulation very informative. In recommending that the ITC approve the stipulation, the Staff said:

         The statutory purpose of requiring such bonds is to protect Complainant from any injury due to importations and sales of infringing goods during the pendency of the investigation. 19 U.S.C. Section1337(e)(1). Complainant's agreement to the stipulated bond forfeiture amount is a compelling basis to concluding that Complainant is adequately protected from injury by Respondent's transactions.

See Commission Investigative Staff's Response to Joint Motion, Etc. at 6-7 (Exhibit F). Finally, the ITC judge approved the stipulation, stating:


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         With respect to the dollar value of respondents' bond forfeiture, complainant's agreement to the stipulated bond forfeiture amount of $425,000 shows that complainant believes that amount is sufficient to protect it from any injury by any transactions of respondents Mentor Graphics Corporation and Meta Systems.

July 22, 1998 Order No. 106 at 8 (Exhibit G).

         In order to put the $425,000 stipulated figure in perspective, I looked at what Mentor equipment was covered by the stipulation and orders. Attached as Exhibit H is a list of all the equipment that was imported under bond and I have been able to determine that the Motorola emulator, the National Semiconductor emulator, and some components sent to UB Networks were all covered by the $425,000 forfeited bond that the ITC determined was "sufficient to protect [Quickturn] from any injury by any transactions of respondents Mentor Graphics Corporation and Meta Systems." While I believe the $425,000 figure is a bit high as a measure of Quickturn's damages for these particular items of equipment, the figure is certainly within the ballpark of my analysis. Mr. Folsom's most recent analysis, however, pegs the damages attributable to just the Motorola and National Semiconductor sales in the tens of millions of dollars. Nowhere does he explain why his current figures are so radically different from the case presented to the ITC and what Quickturn stipulated to.

         Finally, it seems readily apparent that before an expert opines with respect to damages attributable to equipment that apparently has been the subject of a stipulated settlement, there ought to be some explanation as to why any recovery should be allowed and, if so, a thorough explanation as to why the requested recovery is so much larger than that presented at trial, the rulings at trial, and what the parties agreed to. My point here is not to opine one way or the other as to whether the stipulation and order is a bar to Quickturn's claim on the Motorola and National Semiconductor emulators, but I do believe that the ITC materials are a very good


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indicator of the level of damages we should be talking about in this case --
hundreds of thousands of dollars and not tens of millions.

              2. The Methodology Used To Calculate The Damages For The Motorola And National Semiconductor Sales Would Seem Applicable To The Other Three Mentor Sales.

         I understand that it is not in dispute that some of the Mentor emulation equipment was imported before it was subject to a bonding requirement -- specifically the emulators sold to Bull, Radix, and UB Networks. It seems to me, however, that the methodology Quickturn used to prove the harm that would result from importation is just as applicable to the equipment that already had been imported. Indeed, I can see no reason why the appropriate methodology and analysis would be different -- price erosion, lost profits, etc. are the same no matter when a bonding order goes into affect. The bond, as I understand it, is to compensate for all injury, so the method used to determine the bond should be just as applicable to damages in general.

         When one applies the ITC-approved damages approach to the Bull, Radix, and UB Networks equipment --including the price erosion proof Quickturn advanced in the ITC -- the damages figures fall in the range of hundreds of thousands rather than tens of millions of dollars. This result provides solid confirmation that my approach to damages is much closer to the mark than Mr. Folsom's tens of millions.

         C. The Recent Analysis Is Apparently At Odds With Positions On Remedies Taken By Quickturn Throughout The Case.

         In addition to what happened in the ITC proceedings, I cross-checked Mr. Folsom's numbers, and mine, against positions the parties have taken earlier in the case. First, I read with great interest the correspondence between the lawyers for the parties in July - August 1998 as they appeared to attempt to reach a stipulated damage figure. See Exhibits I-N. Although the


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numbers that were being exchanged, particularly those advanced by Quickturn, were much higher than I believe are appropriate for this case, they provide yet another reference point as to what the reasonable damages in this case might be. Quickturn was trying to obtain a stipulation in the low seven figures and Mentor was apparently willing to stipulate in the high hundreds of thousands or very low seven figures. These discussions provide confirmation that my estimate of damages is of the right order of magnitude, while Mr. Folsom's is truly excessive.

         I also found interesting in a pleading that was filed by Quickturn in September 1996. Quickturn was opposing a motion made by Mentor to have the damages issues tried separately from the patent liability issues and in the course of that opposition made it very clear that it thought that the damages case would be simple, short, and duplicative of the ITC damages case ("because virtually the same discovery is presently being taken in the ITC, and because the discovery is relatively straightforward and relates to a finite number of sales and offers to sell by Mentor, there are no real efficiencies to be gained by bifurcating the damages issues in this case"). August 30, 1996 Quickturn Opposition to Plaintiff's Motion to Bifurcate, Etc. (Exhibit O). The interesting aspect of this brief is that it is entirely consistent with a damages case that would consist of the application of a royalty percentage or a profit percentage to a small number of machines. The statements in the brief, however, are completely inconsistent with the notion of conducting discovery and trial for a case that would analyze (a) what potential emulation buyers would and would not have done in the absence of Mentor in the past and in the future, (b) price per gate as an adequate proxy for price and profit, (c) causes for movement in price per gate, and (d) numerous other issues raised by Mr. Folsom's claims. I am not stating that the brief was wrong, I am simply using the statements made in it as additional consideration that leads me to conclude that Mr. Folsom's damages report is at odds with reality.


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IV.      SPECIFIC CRITICISMS OF FOLSOM'S REPORT

         A.   Deficiencies In The "Past Lost Sales" Analysis.

         I reviewed that portion of Mr. Folsom's report in which he opines that Quickturn lost $4,500,400 in profits it would have made on what he calls "past" equipment sales (and maintenance fees for such equipment) made by Mentor to Bull, UB Networks, Radix, Motorola, and National Semiconductor during the period 1995 through 2Q 1997. His analysis has at least the following deficiencies:

              1. The "Past Lost Sales" Analysis Ignores The Testimony Of The Customers Who Said They Would Not Have Bought.

         A central point of Mr. Folsom's report is that if Mentor had not made the five sales to Bull, UB Networks, Radix, Motorola, and National Semiconductor, Quickturn would have. Mr. Folsom, however, provides no support for his central point and simple ignores the following testimony of four of the five purchasing authorities for those companies:

         I was the decision-maker at Motorola as to which vendor -- Mentor or Quickturn -- would be selected in this particular contract.

         The primary reason Quickturn was not selected was because I did not feel that their product would satisfy our project's needs. Therefore, if Mentor's SimExpress was not an option for Motorola, I would not have purchased any emulation system.

July 9, 1998 Declaration of Chuong H. Nguyen (Exhibit P hereto).

         Ultimately, as a team, we decided that Quickturn's emulation system did not satisfy our project needs and would not likely be enhanced to meet our project needs within our timeframe. The deficiencies were mainly in terms of 1) compile time and 2) the cycle time that was achievable on the Quickturn system. We had absolute requirements on a lower limit for cycle time based on the lowest speed that the rest of our system would run.

         Our team based our conclusion that Quickturn's system could not satisfy our project needs based mostly upon 1) our own internal evaluation of the system, and 2) considerations from presentations by Quickturn personnel.

         Quickturn's system was rejected by our Bull even after Quickturn offered to reduce its price to approximately one-half the price of the Meta system.

         If importation of Meta's system had not been an option, our team would have not


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         recommended purchase of the Quickturn system. Rather, we would have chosen one of several other options. Two of those options were: 1) to keep the emulation aspects of our project in Bull's French facility (Les Clayes, France), or 2) to continue our design process using the ZyCad machines we already had in place in both Phoenix, Arizona and France.

June 19, 1998 Declaration of Russell W. Guenthner (Exhibit Q hereto).

         I lead the technical committee that was given the responsibility at Radix of deciding which vendor -- IKOS, Quickturn, or Mentor -- would be selected. Overall, Quickturn placed third in our rankings, behind both Mentor and IKOS.

         Quickturn's third place ranking resulted primarily from the following factors. First, I had worked with Quickturn's emulation products before at Kaiser Electronics, and found the product to be unreliable also, Quickturn product support was poor at best. Second, Quickturn's team was unwilling and apparently unable to demonstrate that the product could successfully map our design. That is, they did not perform our benchmark mapping of a completed portion of our design into their emulation system. Hence, they did not run our benchmark verification vectors against the mapped design. Mentor was the only company that successfully mapped and verified our design benchmark. Third, they did not meet the final deadlines for quote and proposal.

         Our technical committee unanimously selected Mentor as the lead contender around the middle of 1996. IKOS was the second contender in my mind and the minds of the other committee members.

June 24, 1998 Declaration of Tim Parker (Exhibit R hereto).

         I was the main purchasing decision maker at UB Networks as to verification technology. It was primarily my decision to purchase an emulation system from Mentor Graphics Corporation in April 1996.

         Had purchasing a Mentor systems not been an option for UB Networks, I would most likely have subcontracted our verification work out to a third party. I definitely would not have purchased an emulation systems from Quickturn Design Systems, Inc.

         In my judgment at the time, purchasing a Quickturn emulation system would have involved hidden costs and risks that UB Networks was too small to support. In my judgment, UB Networks would have had to purchase several additional workstations and budget substantial personnel time to support Quickturn's emulation system. Also, it is my view that the Quickturn emulation systems offered us at that time had technical flaws resulting in substantial problems to the user, such as hold-time violations.

September 10, 1998 Declaration of Dan Schumacher (Exhibit S hereto).

         What these declarations demonstrate is that the assumption that Quickturn would have made any sales to these four companies is not supportable. Therefore, he has no basis to


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conclude that Quickturn lost the "past" equipment and maintenance sales to these four customers (which total approximately $4,000,000).

         It is not clear from his report exactly how Mr. Folsom has chosen to deal with this evidence directly undercutting his major assumption. On the one hand, it would appear that Mr. Folsom was not given access to these statements, since he does not list this evidence as information he considered when arriving at his new opinion. On the other hand, Mr. Folsom makes a statement that appears to indicate that he has discounted these statements. At paragraph 18, he refers to unspecified third party statements offhandedly as "biased."

         There are two primary failings with his statement that third party customers are somehow biased. First, neither he nor I have been retained to opine on the credibility of third-party sworn testimony. It seems to me to be unreasonable for an expert witness to discount third party sworn testimony as "biased" while relying wholeheartedly on "data" and "information" from the party who has hired him. Second, it does not matter what Quickturn or Mentor thought with respect to who the competitors were or what the customer might or might not do. What matters is what the customers themselves say they would have done if Mentor did not get their business. Mr. Folsom apparently ignores these facts, which is per se unreasonable.

         Mr. Folsom's conclusion that Quickturn had the capacity to produce and to sell each of these five products is undercut by data which he apparently did not review, namely the testimony of Radix's representative Tim Parker. Mr. Parker stated that Mentor was unable to meet the bidding and product specifications on time, apparently because Quickturn was capacity restrained and could not bid these projects successfully. It would not be reasonable to conclude that Quickturn had the capacity to make these sales in light of the above information which directly indicates to the contrary.


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         In the context of lost service revenue on "lost" sales, Mr. Folsom errs by not considering the fact that Mentor was enjoined from making any service sales to these customers beginning in August 1997. Thus, Quickturn did not lose any service sales to Mentor after August 1997, since Mentor did not make any itself. If Quickturn sold maintenance services to these companies related to Mentor's products, then Quickturn clearly has no damages in this area. On the other hand, if the customers bought services from suppliers other than Quickturn, it shows that Mr. Folsom's assumption that all follow-up service sales would go to Quickturn is incorrect.

              2. There Is No Analysis Of, Or Backup To, The Hypothetical Quickturn Sales With Respect To Price Or Profit.

         In addition to the assumption that Quickturn would have made the equipment and maintenance sales to begin with, Mr. Folsom's "past" lost profits numbers are based on (a) projected equipment prices Quickturn would have received, (b) projected 70% profits it would have received from sales at those prices, (c) projected three year maintenance agreements, (d) projected revenues from the maintenance agreements (10% of equipment sales), and (e) projected 70% profits it would have received from those revenues. My major concern about these numbers is that Mr. Folsom offers no analysis, support, or backup for any of these assumptions and figures -- he simply appears to adopt what Mr. Ostby told him. When I looked at Mr. Ostby's declaration, I did not see any verification or analysis there either.

         However, now that we are in October 1998 there is no need to assume, opine, or speculate about what Bull, UB Networks, Radix, Motorola, and National Semiconductor needed or did with respect to purchasing emulation machines or servicing them in 1996 - June 1998, or the profits Quickturn would have made if it had made these sales. One needs only to gather the existing data.


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         B.   Deficiencies In The "Lost Future Sales (Repeat Sales)" Analysis.

         Under the category of lost "future" profits, Mr. Folsom opines that during the period 1Q 1997 to 3Q 1998, Quickturn lost $20,965,000 in profits with respect to equipment sales it would have made to just Bull, UB Networks, National Semiconductor, and Motorola if only Mentor had not made the four sales it did in 1995 - 1997. In addition to these losses, even after discounting his figures to present value, Mr. Folsom adds another $5,508,000 in lost profits Quickturn should make on servicing the machines it should have sold in 1Q 1997 to 3Q 1998. The "future" analysis is subject to the following deficiencies:

              1. The "Lost Future Sales (Repeat Sales)" Ignores The Testimony Of The Customers Who Said They Would Not Have Bought.

         The two predicates to Mr. Folsom's lost "future" sales to Bull, UB Networks, National Semiconductor, and Motorola is that Quickturn would have made the sales Mentor did in 1995 - 1997, and then it would have obtained the repeat business Mr. Folsom now predicts. As I stated above, Mr. Folsom's conclusion is fundamentally undercut by the declarations of the purchasing authorities of Bull, UB Networks, and Motorola.

              2. There Is No Analysis Of What The "Lost" Customers Actually Did With Respect To Emulation During The So-Called "Future" Period.

         There are two significant omissions from Mr. Folsom's analysis of "future" sales. The first is that Mr. Folsom is not talking about the "future" at all -- the years have passed and we do not need to speculate on what emulation equipment Bull, UB Networks, National Semiconductor, and Motorola would have purchased during 1Q 1997 - 3Q 1998. That time period is history, not future. Second, there is no recognition that Mentor was enjoined from selling any additional equipment or service since June 1997. Therefore, no customer has returned to Mentor for follow-up service or equipment sales.

         Since Quickturn asserts that it did not make any sales to these customers, we can assume that these customers did not buy millions of dollars worth of emulation equipment and services from either Quickturn or Mentor. These companies either got along with what they had previously purchased, bought from other suppliers, or stopped using emulation. Each of these three possibilities shows that Quickturn is very unlikely to have suffered damages for lost future sales. The hypothesis of "future" equipment and service sales has been effectively impeached by the history of no sales. The most reasonable assumption -- and the one borne out by experience -- is that Quickturn has no damages for lost sales in future years.

         By the same token, Mr. Folsom points to absolutely no evidence supporting the claim that if these four companies had just tried one of Quickturn's machines, they would have purchased millions of dollars of Quickturn's product. There is also no proof that Quickturn even tried to make sales to these customers and was rejected after Meta was enjoined. Furthermore, there is no evidence at all that, after the temporary exclusion order, Quickturn tried to make any sales to these people and were rebuffed because of loyalty toward Meta. Finally, any sale eventually made by Quickturn could just as easily be explained by Quickturn's finally having a product that the companies are interested in purchasing. My understanding is that it is Quickturn's burden to prove all of these issues and it has produced no evidence at all.

              3. There Is No Analysis Of, Or Backup To, The Hypothetical Quickturn Sales With Respect To Price Or Profit.

         The comments that I made earlier in the "past" lost profits discussion with respect to the complete lack of support and analysis of the prices that would have been charged and profits that could have been made apply here as well because as of October 1998 we are speaking of the past when we refer to 1Q 1997 to 3Q 1998. There is simply no analysis provided by Mr. Folsom that supports any of his assertions with respect to prices or profits.

         C.   Deficiencies In The "Price Erosion" Analysis.

         Another new category of damages in the "Interim Supplemental Report" is price erosion. Mr. Folsom hypothesizes that Mentor caused a price decline in every emulator sold between July 1996 and July 1, 1998, and another price decline for every emulator that will be sold for the next five years. He opines that the loss to Quickturn will be $42,909,900 (which he discounts to $28,440,000). This opinion is unreasonable and without factual support.

         Mr. Folsom's approach to the notion of seeking damages from Mentor for a decrease in emulator prices has changed drastically since his 1997 report, even though he points to no information or data supporting such a change. In 1997, he opined that Quickturn lowered its price to a few specific customers in response to competition from Mentor by approximately 25% more than it otherwise would have. He never pointed to specific customers. The lack of data and analysis supporting this turnabout, and Mr. Folsom's total inconsistency are sufficient reasons to view his new conclusions as insupportable.

              1. No Analysis Of Legitimacy Of Price Per Gate As Proxy For Product Pricing.

         Mr. Folsom bases his assessment of price declines on a dubious calculation of "price per gate." Mr. Folsom gives no analysis or justification for why "price per gate" is an appropriate measure of emulator costs. Since he bases his entire theory on this yardstick, there should be some presentation as to why it is the appropriate yardstick.

         To the contrary, Mr. Ostby has testified that Quickturn does not use "price per gate" pricing:

              Q: Does Quickturn calculate the price of its hardware emulation systems on a per gate basis?

              A: We are aware of pricing on a per gate basis. We don't set our pricing on the per gate basis. It is metric that we have used, but it is not our pricing model.

Ostby Testimony, p. 45.

         Indeed, it appears that price per gate is a particularly inappropriate way to measure emulator costs. Customers, for example, do not purchase emulators on a per gate basis, as if they were a fungible commodity. Rather, customers purchase entire emulation systems based on design specifications for a particular project. Quickturn itself does not price its emulation systems on a price per gate basis; "price per gate" is not quoted in the sales and marketing materials that I have reviewed of either Quickturn or Mentor. "Price per gate" is not a measure of any economic fact, including customer needs, cost of production, or marketing realities. Mr. Folsom's selection of "price per gate" has no justifiable basis.

         If Mr. Folsom had somehow justified the use of "price per gate," his conclusions nonetheless would suffer from the additional failing of identifying to what "gates" he is referring. Emulated gates are an ASIC design that a machine can emulate; physical gates could be simply the number of transistor gates in the machine. Mr. Folsom does not identify which "gates" he is talking about or why he chose one type of gate over another.


              2.   No Analysis Of Appropriateness Of Baseline Price.

         Mr. Folsom assumes that a "normal" price per gate was $REDACTED in 1995 and $0.85 in 1996 and that price per gate would normally drop $REDACTED per year. These assumptions are wholly without support or analysis. For example, he does not indicate any price per gate figures before 1994. If he were to use a different year, his conclusions might be far different. He has not explained the basis, if any, for his selection of benchmark prices or of the time span he has selected.

         In fact, Mr. Ostby has admitted that per gate prices declined precipitously before Mentor ever entered the market. He testified that Quickturn's price per gate declined from $8 per gate in 1991, to $6, to $4, and then to $2 by late 1994, then to $REDACTED by 1996. Ostby testimony, p. 1605. This decline, of course, cannot be attributed to Mentor. It also reveals that the rate of decline apparently slowed when Mentor entered the market, a fact directly contrary to Mr. Folsom's numbers.

         Mr. Folsom also does not explain the volatility of price per gate except to attribute it to differences between domestic and foreign market share. He does not attempt to separate domestic prices from foreign price per gate, although this data surely must be available to him from Quickturn. His analysis also uses a price per gate figure that appears to blend domestic and foreign prices, even though Meta competes in foreign markets but not in domestic markets.

              3.   No Support For Assumptions of Number of Gates Sold In the
                   Future.

         Mr. Folsom appears simply to assume a number of gates sold in the future at various assumed prices. He provides no support, analysis, or explanation for why it is reasonable to make these assumptions. There is no discussion of changes in Quickturn's products that have occurred or that will occur. There is no discussion of how a change in the market or market prices could affect the number of gates sold. Indeed, there is so little explanation or analysis, there is no way to assess the reasonableness of his analysis or assumptions. He does not provide any reason to believe that his conclusions are reasonable.

              4.   No Analysis Of Potential Causes of Price Per Gate Decline.

         Without any substantial analysis, Mr. Folsom assumes that 100% of the decline in his benchmark pricing is attributable to competition from Mentor. This simplistic assumption is not reasonable. It is elementary economics that any decline in prices can be caused by a multitude of factors in our economy, including the demand for the products, the income and resources of clients, the capabilities of the products, marketing approaches, the availability and pricing of substitute products, changes in the national and global economies, individual negotiations, the collapse of demand for ASICs (which has crippled semiconductor equipment manufacturers such as Applied Materials), the rapid and continual decline in component prices (see, for example, the Form 10-K's of Quickturn's supplier Xilinx), currency fluctuations, increased component performance, and any other number of factors that dramatically affect the price of computer equipment. Assuming that Mentor's entering and exiting the hardware emulation market is the only factor affecting pricing is completely unreasonable and insupportable.

         Mr. Folsom completely misunderstands the notion of monopoly pricing. Monopolists do not charge any price (e.g. $.83 per gate) -- by definition, they charge a profit- maximizing price. A monopolist's inability to charge any price while holding the quantity demanded steady is not a reflection of past players in the market, it is the inevitable result of the downward sloping demand curve facing a monopolist. For example, if there was only one multinational oil company, that monopolist would rationally charge a profit-maximizing price, which would imply a profit-maximizing quantity sold. If it charged a higher or lower price, there would be shifts in quantity demanded as more or fewer people walked, road bicycles, or gave up driving altogether and, of course, profit would be reduced because the new price would not be the profit-maximizing price.

         There is no support or analysis for Mr. Folsom's assumption that Quickturn, as the monopolist Mr. Folsom apparently claims it is, is unable to raise prices to a profit-maximizing level now that Mentor is out of the market. A monopolist can charge a profit-maximizing price. When a monopolist raises prices to a profit maximizing level, some customers will forego the product, i.e., the quantity sold may decline, but profits will increase to the maximum level. Once Mentor was out of the market, it could have had no causal affect on Quickturn's pricing or profits.

              5. No Analysis Of Relationship Between Decline In Price Per Gate And Loss Of Profit.

         Mr. Folsom's price erosion theory does not address at all the critical item of inquiry: profit. He appears to confuse price per gate with profit by assuming that any difference in charges on a price per gate basis is 100% profit to Quickturn. He presents no justification for this assumption which, on its face, is implausible, since it assumes that Quickturn is now irrationally charging a nonprofit-maximizing price. Assuming Quickturn's prices are profit-maximizing, however, if Quickturn were to raise prices to the level suggested by Mr. Folsom, economic theory would predict reduced quantity sold and lower profits because the percentage increase in profit per unit would be more than offset by the percentage decrease in quantity sold.

              6.   Complete Failure To Analyze Future Price Erosion.

         Mr. Folsom presents a single paragraph positing $42,909,900 (discounted to $28,440,000) in future price erosion. Without any real analysis, he takes his insupportable past price erosion theory (discussed above) and extrapolates it out for five years. This is apparently based on two assumptions: (a) that Quickturn cannot charge a profit-maximizing price in any future years because Mentor was once in the market; and (b) that the "benchmark" price of emulation systems will continue to decline after Mentor has left the market, and somehow will be attributable to Mentor. He does not attempt to justify these assumptions and indeed, they appear wholly unjustifiable.

         Mr. Folsom's report does not represent a serious attempt to examine the future emulation market. He does not project demand, costs of sales, product substitution, other sources of competition, product changes, market saturation, or any of the multitude of effects on the market for the next five years.

         D.   Deficiencies In The Reasonable Royalty Analysis.

         Mr. Folsom's analysis here suffers from many flaws. The single biggest flaw is that he does not use the "willing licensor/willing licensee" standard. Instead, he specifically posits that Quickturn would be an unwilling licensor. He provides no analysis at all of what Mentor might be willing to pay, or could pay. This is not reasonable and is contrary to accepted reasonable royalty analyses.

         For example, a license fee that is more than the gross margin that the licensee could achieve selling the product would surely be one that a licensor would be willing to receive, but if the licensee could not pay it, the royalty, by definition would not be reasonable (because there would be no willing licensee). The reasonable royalty figure must contemplate that the licensee will have a realistic potential of making a profit after paying the license fee. Mr. Folsom never addresses this. Instead, he looks at all the reasons Quickturn would not want to license the patents and then arrives at a license rate that would discourage or prohibit a licensee from licensing the patents.

V.       A REALISTIC ASSESSMENT OF DAMAGES TOTALS
         NO MORE THAN $ 550,000.

         A.   Reasonable Royalty Is the Appropriate Measure
              For Four Of The Five Emulator Sales.

         As discussed earlier in this report, four of the five customers who purchased Mentor emulator equipment have declared that they would not have purchased Quickturn systems had Mentor's product not been available. (The evidence is not yet in regarding the fifth customer, National Semiconductor.) Because Quickturn would not have made the sales, Mr. Folsom cannot measure alleged damages by lost profits. Rather, the appropriate measure to employ is to determine what reasonable royalty a willing licensee would have paid a willing licensor to obtain the right to sell that product. My analysis leads me to conclude that a reasonable royalty rate would be 7.8% of the sales price of the design verification equipment.

         In determining what royalty would be reasonable, on sales that are defined as sales the licensor would not make, the most important factor is the operating margin of the licensee for design verification products. A licensee will not pay a royalty rate that is so high that it prevents the licensee from making a profit on the product. On the other hand, a hypothetical willing licensor would like to obtain a royalty as high as possible, but recognizes that without a license agreement, it would get nothing. The reasonable royalty arising from negotiations between the two parties lies somewhere between 0% and the licensee's operating margin, depending on the relative strengths of the parties positions. ("Operating margin" is the profit earned by the company after manufacturing and operating costs are subtracted from total revenue.)

         It is my understanding that Mentor did not make a profit on its few sales of emulation equipment in the United States. Because Mentor's profit margin was so low, Mentor would have been unable and unwilling to pay a substantial royalty payment for its use of the technology. The portion of my analysis below uses this state of affairs as a working assumption. I also performed an analysis based on Quickturn's operating margin as a proxy for what Mentor's profits might have been had they been in the U.S. market.

         The sale of emulation equipment was not profitable to Quickturn from 1988 through 1993. Its first year of earning any profits from emulation equipment was 1994 and in that year, its operating margin was only approximately 6.2%. In 1995, Quickturn's operating margin was only 14.3%. In 1996, Quickturn's operating margin was only 15.6%. Any licensing negotiations between Quickturn and Mentor would have to have occurred in approximately 1995, near the commencement of infringement.

         In my opinion, based on the facts of this case, it is reasonable to conclude that the appropriate royalty in this case is 7.8%, the midpoint between 0% and Mentor's margin (approximated by Quickturn's margin).

         Applying a 7.8% reasonable royalty rate to the amounts of the four sales (using Quickturn's project sales numbers), lead to a total royalties as follows:



----------------------------------------------------------------------------------------------------------------
Customer                              Sale Amount                  Royalty Rate                 Total Royalty
----------------------------------------------------------------------------------------------------------------
Radix                                  $REDACTED                       7.8%                       $REDACTED
----------------------------------------------------------------------------------------------------------------
Motorola                               $REDACTED                       7.8%                       $REDACTED

----------------------------------------------------------------------------------------------------------------
UB Networks                            $REDACTED                       7.8%                       $REDACTED

----------------------------------------------------------------------------------------------------------------
Bull HN                                $REDACTED                       7.8%                       $REDACTED

----------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------
TOTAL                                  $4,454,000                      7.8%                       $347,412

----------------------------------------------------------------------------------------------------------------



         At this point, I should note that I could change the assumptions with respect to Mentor's profits and still obtain a total damages figure that is relatively low. For example, if I assumed that Mentor's operating margin was 40%, one could assume a reasonable royalty rate of 20%. Under these assumptions, the total damages for these four equipment sales would be only $890,800.

         As I have discussed, Quickturn should have data available indicating whether or not service and maintenance sales to the four customers above were made by Quickturn. They certainly were not made by Mentor, since Mentor was enjoined. In that situation, Quickturn would be entitled to no damages from Mentor. Of course, if those service and maintenance sales were made by Quickturn, it again would have no damages. It is possible that these customers performed their own service and maintenance, or that none was required. Mr. Folsom presents no data or reasonable assumptions to support any more detailed analysis of these alleged damages.

         B.   Lost Profits May Be An Appropriate Measure
              For The Lost Sale To National Semiconductor.

         The only design verification product sale by Mentor that is potentially suitable for a lost profits analysis is Mentor's $590,952 sale to National Semiconductor, since on all other sales, the customers have declared that they would not have purchased a Quickturn system in any event. In calculating Quickturn's potential lost profits on that sale, one would apply Quickturn's incremental margin to the gross value of that sale.

         I have reviewed the 10-K and annual reports of Quickturn during the relevant time period to assess its incremental profit rate, had it -- rather than Mentor -- made the sales to National Semiconductor. The proper incremental profit rate includes all costs that vary with the sales and production on an additional unit. In accounting terms, the incremental profit rate includes all manufacturing costs(1) that vary with the production of an additional unit and all operating costs(2) that vary with sale of an additional unit. Mr. Folsom uses gross margin(3) which only considers the manufacturing costs of producing an additional unit for his lost profits calculation. He does not consider increases in operating costs as the result of additional sales. Hence, Mr. Folsom does not use an incremental profit rate for his lost profits calculation. Mr. Folsom assumes that Quickturn's operating costs are fixed. A quick review of Quickturn's 10-K shows that this is not the case, operating costs clearly change as Quickturn's sales change, making some portion of Quickturn's operating expenses variable. I have performed a regression analysis on Quickturn's variable and fixed costs during the time period of 1989 through 1996. (I chose this time period because that was the data available at the time.) The results of my analysis are summarized in Exhibit T.

         I conclude that the appropriate incremental profit that Quickturn would have earned on a sale to National Semiconductor in 1996 is 34%. Therefore, any lost profits to Quickturn with respect to the National Semiconductor device would be 34% of $590,952, or approximately $200,924.


--------
(1) Manufacturing costs include raw material costs, direct labor costs, depreciation, and direct overhead. These costs are commonly referred to as Cost of Goods Sold.
(2) Operating costs include marketing costs, selling costs, commissions, administrative costs, engineering costs, and research and development costs.
(3)  Gross Margin is defined as Total Revenue less Costs of Goods Sold (COGS)

         Please note that the deposition of National Semiconductor has not yet occurred, and so, no conclusion can be drawn concerning whether or not lost profits or reasonable royalty is the appropriate measure of damages.

         C.   There Is No Evidence To Support Any Other Form Of Damages.

         In this report and my previous report, I have discussed the various types of damages potentially available for an infringement of Quickturn's patents. For the Mentor sales where the evidence indicates that Quickturn would not have made the sale, a reasonable royalty is the appropriate damages measure. As discussed above, I have concluded that applying a reasonable royalty to the appropriate sales yields potential damages of approximately $347,416 (or at the outside, $890,800). For the Mentor sale where Quickturn might have made the sale, I have conservatively assumed that Quickturn would be entitled to its lost profits, which yields potential damages of approximately $200,000.

         No other categories of damages are appropriate in this case. I conclude that the damages to which Quickturn could be entitled to as a result of infringement of its patents by Mentor is not more than $548,336, and at the very most, $1,091,724.


Dated: October 22, 1998


                             ---------------------------
                               Blaine F. Nye, Ph.D